Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W. Suite 100
Washington, D.C. 20006
www.hklaw.com

Joseph R. Manghisi
212 513 3370
joseph.manghisi@hklaw.com

November 29, 2004

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 12/6

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3370 or, in my absence, Neal N. Beaton of this office at (212) 513-3470 or Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Joseph R. Manghisi
Holland & Knight LLP

2424643_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below are set out in EXHIBIT A hereto)

1. Report of the State of Repurchase of the Company's Own Shares dated November 4, 2004

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Notice of the Resolution of the Board of Directors concerning the Payment of the Interim Dividend for the year ending March 31, 2005 (dated November 1, 2004).

2. Business Report for the semi-annual period of the fiscal year 2005.

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Report of the State of Repurchase of the Company's Own Shares dated November 4, 2004

   Report of the State of Repurchase of the Company's Own Shares filed with the Director of Kanto Local Finance Bureau, stating the conditions of repurchase, possession, disposal of the Company's own shares from October 29, 2004 to October 31, 2004.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 2.

November 1, 2004

To our shareholders

2-1, Toranomon 2-chome Minato-ku, Tokyo
JAPAN TOBACCO INC.
Katsuhiko Honda, President and
Representative Director

Notice of the Resolution of the Board of Directors concerning the Payment of the Interim Dividend.

We are pleased to inform you that at the meeting of our board of directors, held on October 29, 2004, the resolution concerning the interim dividend for 20th fiscal year (from April 1, 2004 to March 31, 2005) passed as follows.

Furthermore, on October 29, 2004, we obtained the approval of the Minister of Finance in respect of the payment of the interim dividend, as required by the Japan Tobacco Inc. Law.

Particulars

Subject to Article 27 of our Articles of Incorporation, we will pay the interim dividend to the shareholders or the registered pledges whose names appear on the register of shareholders and the register of beneficial shareholders as of September 30, 2004 as follows.

1. the amount of the interim dividend 5,000yen per one share
2. the effective date and the starting date of the payment of interim dividend
December 1, 2004 (Wednesday)

Payment of the interim dividend

A note of the payment of the interim dividend by postal transfer, or an account of the interim dividend (in case that transfer was already appointed), will be sent to the registered address on November 30, 2004.

Business Report for the semi-annual period of the fiscal year 2005

Summary of the interim result of the Fiscal Year Ending March 31, 2005

Interim results for the first half of the fiscal year ending March 2005 marked an increase in sales for 4 terms in a row, and EBITDA (operating income + depreciation expense), operating income and recurring profit also rose for 4 consecutive terms. The Company aggressively launched new products on the Japanese tobacco market, carried out top-line increasing measures such as the pricing strategy in July last year, achieved increase of the GFB sales volume in the international tobacco business, and improved the operating profitability of the foods business. Thus, the Company is steadily advancing toward goals set in JT PLAN-V.

Net sales increased. However, sales excluding taxes, which is free from the effect of the tobacco excise tax increase decreased by 5.2 billion yen. It is due to the following reason; Sales of the international tobacco business increased due to a rise in unit prices following the growth of the GFB sales volume, and the foods business also gained more sales due to expansion of chilled processed foods and consumer and commercial processed foods, the domestic tobacco business gained less sales due to a drop in the sales volume following the tax increase, and one-time income from Shinagawa Development last year disappeared from the real estate business included in the other business.

On the other hand, gross profit on sales increased by 7.2 billion yen thanks to the advance of cost cutting in the domestic tobacco business.

EBITDA also rose by 4.9 billion yen due to reduction of selling, general and administrative expenses centering on personnel costs.

Operating income increased by 11.3 billion yen due to a decrease of 6.3 billion yen in depreciation and amortization in addition to a rise in EBITDA.

Recurring profit also increased by 18.9 billion yen due to a decrease in the disaster relief financial support for tobacco growers in addition to improvement of foreign exchange profit/loss.

Interim net income increased by 124.2 billion yen, resulting in the balance of 75 billion yen. It is due to gain from sales of commercial properties to Frontier Real Estate Investment Corp., and disappearance of the effect from the change in accounting policy regarding obligation of mutual aid pension, though business restructuring costs increased.

As the breakdown by business area, the international tobacco business continues leading the growth of corporate-wide profit. The foods business is expected as the next pillar, and planning to make break-even during this fiscal year, and turned into the black for this half. Thus, the Company is steadily advancing toward achievement of PLAN-V.

Business Results (100 million yen)

	September 30, 2003	September 30, 2004	Increase (decrease)
Net Sales including tax	23,176	23,692	516
Net Sales excluding tax	10,226	10,173	(52)
EBITDA	1,977	2,026	49
Operaitng Profit	1,288	1,401	113
Recurring Profit	1,188	1,378	189
Interim Net Profit (loss)	(492)	750	1,242

Forecasts for the Fiscal Year Ending March 31, 2005

We revised upward the initial forecasts of the consolidated results we presented in April. It is because the sales volume in the domestic tobacco business and profits in the international tobacco business are better than predicted. Our pharmaceuticals business and foods business are also steadily marking good performance toward their business goals described in JT PLAN-V, thus, the revised forecasts show each business is advancing well.

Earnings Forecasts (100 million yen)

	At the beginning of the fiscal year 2005	September 30, 2004	Increase (decrease)
Net Sales	45,700	46,700	1,000
EBITDA	3,620	3,880	260
Operating Profit	2,340	2,600	260
Recurring Profit	2,250	2,530	280
Net Profit for Current Period	780	790	10
FCF	2,000	2,350	350

Major assumptions

Domestic tobacco:

Sales volume: 210 billion cigarettes -> 213 billion cigarettes

International tobacco:

Total sales volume: 210 billion cigarettes -> 212 billion cigarettes

GFB sales volume: 125 billion cigarettes -> 130 billion cigarettes

Sales including taxes: $6,890 mil. -> $7,290 mil.

Yen/$ rate: 105.00 yen -> 109.00 yen

Business restructuring costs: 140 billion yen -> approx. 165 billion yen

Payments to retiring leaf tobacco farmers are not included.

We have revised the amount of sales by 100 billion yen up because the sales volume of the domestic tobacco business is revised up, and the amount of sales of the international tobacco business is expanding.

EBITDA has also been revised upward by 26 billion yen because of, in addition to an upward revision in the sales volume of the domestic tobacco business, improvement of the leaf tobacco reappraisal profit and the one-time revenue following licensing agreement regarding cholesterol-lowering agent JTT-705 between JT and Roche
in the pharmaceutical business.

Net income stayed at almost the same level to 79 billion yen because extraordinary losses will increase due to a rise in the business restructuring costs including costs for measures for voluntarily early retirements.

The amount of the business restructuring costs in the JT PLAN-V is revised from about 140 billion yen to around 165 billion yen. Since the number of applicants is not yet fixed for voluntary termination of domestic leaf crop, the cost is not counted in.

Compared with the results in the previous fiscal year, sales will increase, each of EBITDA, operating income and recurring profit is expected to mark a historical high for the 3 consecutive full year, and net income should sharply rise.

Despite a decrease in the sales volume of the domestic tobacco business, we forecast that sales will increase by 44.9 billion yen to 4,670 billion yen thanks to the sales increase after tax-hike in July 2003, sales growth of the international tobacco business centering on GFB and expansion of the foods business.

EBITDA will rise by 14.6 billion yen to 388 billion yen due to an increase in income of the international tobacco business, one-time revenue in the pharmaceutical business, and a rise in marginal income following expansion of the foods business, despite a decline in the leaf tobacco reappraisal profit in the domestic tobacco business.

Operating income will be 260 billion yen due to a decrease of 11.4 billion yen in depreciation and increase of EBITDA.

Net income is expected to sharply climb to 79 billion yen because the disappearance of the charge for recognition of obligations under the Public Official Mutual Assistance Association Law and profits on the sale of fixed assets including the sale of real estate to Frontier Real Estate Investment of Corp. exceed the increase in the business restructuring costs including measures for voluntarily early retirements.

Now that the 3rd JT share offering by the Government has completed, we decided to start repurchasing our own shares in order to increase our financial strategy options, and as an implementation of measures in JT PLAN-V to strengthen competitiveness in capital market. We intend to hold these shares as treasury stocks.

Repurchase of JT shares

Amount: Up to 40 billion yen

Number of shares: Up to 45,000 shares

Period: From November 1, 2004 to March 24, 2005

Method: Through TosTNet-2 and in the market

We regard this fiscal year as the crucial year to establish the foundation that should enable us to focus on growth from the next year where Marlboro license agreement will end, and onward. We will in full force continue dealing with challenges to steadily carry out key measures such as top line measures and cost-structure reinforcement, and brace ourselves to operate business toward achievement of our goal defined in JT PLAN-V.

Consolidated business forecasts for the fiscal year 2005,

Business results of the fiscal year 2004 (100 million yen)

	Results of the fiscal year 2004	Forecasts for the fiscal year 2005 as at September 30,	Increase (decrease)
Net Sales	46,251	46,700	449
EBITDA	3,734	3,880	146
Operating Profit	2,340	2,600	260
Recurring Profit	2,135	2,530	395
Net Profit (loss) for Current Period	(76)	790	866

FCF	2,691	2,350	(341)

Major assumptions

Domestic tobacco:

Sales volume: 218.3 billion cigarettes -> 213 billion cigarettes

International tobacco:

Total sales volume: 198.8 billion cigarettes -> 212 billion cigarettes

GFB sales volume: 117.5 billion cigarettes -> 130 billion cigarettes

Tax-including sales: $6,358 mil. -> $7,290 mil.

Yen/$ rate: 116.00 yen -> 109.00 yen

Business restructuring costs: approx. 40.8 billion yen -> approx. 165 billion yen

Payments to retiring leaf tobacco farmers are not included.

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions, and
9. fluctuations in foreign exchange rates and the costs of raw materials.

President Interview

Could you talk about the progress of "JT PLAN-V"?

We regard this fiscal year as the crucial year to establish the foundation that should enable us to focus on growth from the next year and onward. For this purpose, we are making efforts to construct a solid growth foundation by enhancing the business structure and reforming the cost structure, while focusing on the top-line measures.
Through these efforts, I believe we succeeded during this first half in speedy and steadily carrying out measures and strategies described in JT PLAN-V.

We were able to complete sale of government owned JT shares in June following the revision of JT law in 2002. In July, as a sales growth strategy, we launched proactively our new products to the growing segment , we launched 12 products under 8 brands in a limited area.

In August, as one of the restructure of Asset portfolio, we have listed Frontier Real Estate Investment Corp. on the stock exchanges in Tokyo, and transferred six of our own large commercial establishments to FRI.

At the Leaf Tobacco Deliberative Council meeting this August, JT inquired about soliciting farm families that meet certain qualifications with respect to planting area sizes and farmers' ages to quit farming when we survey their intent to plant for the signing of farming contracts for the 2005 crop of leaf tobacco. The council responded by approving our request. We hope to maintain optimal inventory levels over the medium and long terms by implementing this measure.

In September, a decision was made to close Miyakonojo Leaf Tobacco Material Processing Plant.

In October, we reached an agreement on integration of sales business in Japan to the Company for JTI products such as Camel, Winston and Salem.

In pharmaceutical business, we have accelerated implementation of measures of JT PLAN-V or additional measures such as licensing of the hyperlipidemia remedy JTT-705 to Roche.

Could you talk about the legislative action against Notice of Assessment to your Canadian subsidiary, JTI-Macdonald Corp., demanding payment of tax?

JT's Canadian subsidiary, JTI-Macdonald Corp. (JTI-MC, Headquarters: Toronto, Ontario), this month received a Notice of Assessment from the Quebec Ministry of Revenue (QMR) demanding payment of approximately CAD1.36 billion in duties, penalties and interest in relation to being accused of conducting contraband activities from 1990 to 1998, when the company was called RJR-Macdonald, before it was purchased by JT in 1999.

This Notice of Assessment from the QMR was totally unexpected, issued without any supporting facts, and is extraordinary given that the Ministry demanded almost immediate payment. Considering this, we are disappointed by this action and it is simply not acceptable. This Notice of Assessment would have allowed the QMR to confiscate JTI-MC assets if the full amount was not paid by the August 23 deadline.

This possibility would have made it difficult to continue business operations as usual. Therefore, in order to ensure business continuity, suspending payment for the Notice of Assessment and avoiding confiscation of JTI-MC assets, JTI-MC filed for the Companies Creditors Arrangement Act - CCAA on August 24 (August 24 Japan time) before the Ontario Superior Court of Justice. Filing the CCAA makes it possible for JTI-MC to continue business operations as usual while its assets are safeguarded.

It is important to note that by filing the CCAA, JTI-MC is by no means acknowledging responsibility for these accusations. JTI-MC filed the CCAA as its best possible choice at this time. In addition, JTI-MC intends to continue taking all possible measures, including legal action to protect its businesses.

Pursuant to the 1999 Purchase Agreement between JT and R.J. Reynolds Tobacco Co. and RJR Nabisco Inc. (collectively, RJR), JT's view is that it will be entitled to seek indemnification from RJR (currently, Reynolds American Inc.) and any successors thereof for any and all damages and expenses incurred or suffered by JT and/or its affiliates, including JTI-MC, arising out of this matter. JT will be exercising such right.

Could you talk about the integration of your domestic business with Camel, Salem, and Winston into JT?

JT announced on 1 October 2004 that it has come to an agreement with Mitsubishi Corporation (Mitsubishi) and Kokuba-Gumi Co., Ltd. (Kokuba) on the importing and distribution of JT International S.A. (JTI) products such as Camel, Winston and Salem in the Japan market. JTI's current contracts with Kokuba and Mitsubishi, which import and sell these products in Okinawa (Kokuba) and the remaining parts of Japan (Mitsubishi), will be terminated on April 30, 2005. With these agreements, from May 1, 2005 onward, JT will import, manufacture, sell and promote JTI products in the Japan market on its own, and these functions will be integrated into the company's domestic tobacco operations.

*Currently, JT have a contract with JS International (Headquarters in Switzerland) that Mitsubishi Corporation imports and sells our products made in outside Okinawa, and Kokuba-Gumi imports and sells the products made in Okinawa.

JT acquired the brands in 1999 with the acquisition of RJ Reynolds' non-U.S. tobacco business, which was reorganized and renamed JT International. In January 2000, JT completed its integration of the newly acquired JT International with JT's existing international tobacco business outside Japan. However, with regard to the Japan market, the Fair Trade Commission of Japan, at the time, noted that if JT directly marketed JTI products in the domestic market, it could conflict with the Antimonopoly Act, and thus JT decided that JTI products would be imported and distributed independently in Japan.

Since then, the Japan market has observed a gradual downtrend in total cigarette demand, due to societal factors such as an aging society and increased health consciousness. Then, JT and Philip Morris International Inc. (Headquarter in Switzerland) agreed not to renew the Marlboro licensing agreement, under which JT has exclusive rights in the manufacturing and sale of Marlboro products in Japan. At the end of April 2005, the contract between JT and PMI will expire following these changes in the domestic tobacco business environment, JT once again consulted with the Fair Trade Commission about its domestic tobacco operation. Subsequent to consultation with the commission, JT decided to integrate JTI's product marketing in Japan into JT's domestic tobacco operation with Mitsubishi and Kokuba's consent.

Camel, Salem, and Winton are well recognized world wide, and we expect future long-term growth.

Business Summary

Tobacco

Pressing forward with its sales growth strategies, the domestic tobacco business aggressively launched new products, mainly in 1-mg tar, menthol and premium market segments, which represent the growing segments. Furthermore, the Company expanded the sales areas of some of the new products, which had been sold only in limited geographical areas,

when strong customer support justified such expansions. In addition, the Company unfolded aggressive and efficient marketing activities that were tailored to the characteristics of the market. Specifically, 12 products in eight brands (made up of one 1-mg tar product, four menthol products, nine products costing ¥300 and above, and two D-spec products) were launched in limited geographical areas covering eight prefectures, starting this July. These included three products, "Alphabet H/R/C." These products come in a new packaging form called "Sideslide Box," which had never been used in Japan before. In addition, "Mild Seven Prime Menthol Lights Box" and four other products began to be sold nationwide (starting this September), and "Hilite Menthol" and one other product began to be sold in expanded areas (starting this September)."Highlite Menthol" began to be sold nationwide on October 25 of this year.

In order to fortify our competitive superiority, the designs of our 12 core products in Cabin, Caster and Frontier brands were thoroughly renewed in succession between mid-August and mid-September of this year.

In the area of structural reforms to reduce cost, continuous efforts are being made to increase our cost competitiveness with the steady implementation of the various measures that were described in JT PLAN-V, coupled with ceaseless cost reduction efforts. Work is under way to shift into a system of ten tobacco plants nationwide in April 2005. The Company's domestic raw material group also began to be reorganized in phases, starting this July. To optimize the foreign leaf tobacco raw material purchase functions of the JT Group, functional reshuffling and organizational changes began to be made this April. As part of these changes, procedures to dissolve and liquidate JT Proserve Inc., a foreign subsidiary, were initiated this September. Furthermore, a decision was made this September to shut down Miyakonojo plant, one of the tobacco raw material processing plants, as of the end of March 2005. These and other measures are being implemented so as to improve JT's cost competitiveness.

The domestic cigarette sales volume during this semi-annual period fell by 2.8 billion cigarettes to 109.8 billion cigarettes (Note), down 2.5% from the previous semi-annual period. The decrease was due to the impact of a list-price revision that followed a tobacco excise tax hike. The tax hike came into effect in July of last year against the backdrop of a continued decline in total demand. The sales volume represented a 73.0% share of the market, a 0.1 percentage point increase from the previous semi-annual period. Sales per 1,000 cigarettes, excluding excise tax, were ¥3,941, a ¥60 increase from the previous semi-annual period, thanks mainly to the success of our pricing strategies.

(Note) In addition to this figure, the domestic tobacco business sold 3.0 billion cigarettes during the current semi-annual period at duty-free shops in Japan, as well as the markets in China, Hong Kong and Macao, which are covered by the China Business segment of the Company.

In the international tobacco business, JT International S.A., a subsidiary, has played a central role in the Company's efforts to aim for volume growth that is accompanied by a unit price increase. This is accomplished mainly by shifting the Company's focus to high price products, represented by GFBs, so as to increase profits.

The international cigarette sales volume grew 4.6 billion cigarettes, or 4.8%, during the current semi-annual period from the previous semi-annual period, to 101.5 billion cigarettes as the growth of GFBs more than offset the decreases caused by tax hikes and price increases in some markets.

GFBs sales volumes grew at a sound pace, rising 6.2 billion from the previous semi-annual period, to 62.7 billion cigarettes, a 11.0% increase. The increase is attributed to healthy sales of Winston in Russia, Turkey and Italy, those of Camel in Spain and Italy, and those of Mild Seven in Taiwan.

Consequently, net sales grew to JPY 2,178.6 billion, a 3.0% increase from the previous semi-annual period, thanks to a list-price revision that started in July of last year and aggressive launch of new products in the domestic tobacco business,

combined with growth of the GFBs sales volume in the international tobacco business. Operating income also rose to JPY 135.5 billion, up 5.3% from the previous semi-annual period, thanks to cost reductions and an increase in the unit sales price in the domestic tobacco business, in addition to profit growth in the international tobacco business.

The cigarette production volume during the current semi-annual period was 207.6 billion cigarettes, a 6.4% increase from the previous semi-annual period.

With respect to the international tobacco business, the results for the period between January 2004 and June 2004 are incorporated into the current consolidated interim financial reports as the results for the current semi-annual period.


Domestic Tobacco Business
- Quarterly Sales Volume
FY2003
FY2004
FY2005
(100 million cigaret
700
600
500
400
300
200
100
0
584
656
542
596
470
556
600
564
509
492
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar


International Tobacco Business
- Quarterly Sales Volume
FY2003
FY2004
FY2005
(100 million cigaret
580
560
540
520
500
480
460
440
420
400
503
466
481
528
503
534
530
522
559
472
498
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec

Pharmaceuticals

In our pharmaceuticals business, JT has continued to improve the in-house R&D capabilities. Regarding development phases, we discontinued the development of a blood coagulation inhibitor. Nonetheless, we have five in-house developed drugs in clinical trial stages as an anti-HIV drug moved into the clinical development stage. Of the three anti-HIV drugs for which we acquired exclusive licenses for commercialization in Japan from U.S.-based Gilead Sciences in July of last year, import approval was granted for Viread in March of this year. Torii Pharmaceuticals, a subsidiary, began to sell it in April. Applications for import approval of the remaining two drugs are currently being prepared.

Royalty revenue for Viracept, an anti-HIV drug that was jointly developed with U.S.-based Agouron Pharmaceuticals, Inc. and is being marketed in the United States, Europe and Japan, decreased as the result of intense competition in the market.

In contrast, Torii Pharmaceuticals Co., Ltd. reported an increase in its sales, due to growth of its core products. Included among them are Urinorm, a uricosuric drug (a gout suppressant) and Antebate, a topical corticosteroid. The increase offset the negative effect of a NHI price revision, which took effect this April.

All together, net sales totaled JPY 25.6 billion, a 3.9% decrease from the previous semi-annual period, mainly because of a fall in royalty income from Viracept in spite of the fact Torii Pharmaceutical's revenue was up. Operating loss decreased JPY 3.2 billion, or 53.5%, from the previous semi-annual period, to JPY 2.8billion. The improvement is attributed to a fall in the Company's R&D expense and the completion last year of goodwill amortization in connection with the stock acquisition of Torii Pharmaceutical Co., Ltd.

Japan Tobacco Inc. Clinical development (as of October 29, 2004)

Code	Stage	Indication	Mechanism	Characteristics	Development	Rights
JTE-607 (inj)	Phase2(JPN) Phase1(Overseas)	SIRS (systemic inflammatory response syndrome)	Inflammatory Cytokines inhibitor	Inhibits the production of inflammatory cytokines	Developed by JT Developed by JT	
JTT-705 (oral)	Phase1(JPN)	Hyperlipidemia	CETP inhibitor	Decreases LDL and Increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Developed by JT	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTK-003 (oral)	Phase2(JPN) Phase2(Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA- polymerase which relates to viral proliferation	Developed by JT Developed by JT	
JTT-130 (oral)	Phase1(JPN) Phase1(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP MTP:Microsomal Triglyceride Transfer Protein	Developed by JT Developed by JT	
JTK-303 (oral)	Phase1(JPN)	Anti-HIV	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Developed by JT	
Emtricitabine (oral)	In preparation for NDA filing (JPN)	Anti-HIV	Reverse transcriptase inhibitor	Nucleoside reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in Japan (July 2003).
Co-formulation of Tenofovir Disoproxil Fumarate and Emtricitabine (oral)	In preparation for NDA filing (JPN)	Anti-HIV	Reverse transcriptase inhibitor	Reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus) Tenofovir Disoproxil Fumarate:Nucleotide reverse transcriptase inhibitor Emtricitabine:Nucleoside reverse	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in Japan (July 2003).

On Oct. 20, the exclusive worldwide rights (excluding Japan and Korea) for the development and commercialization of JTT-705 was licensed to Roche
and therefore the Phase 2 (overseas) entry in the second column above for the development stage of this compound was removed from this list.

Foods

In the food business, efforts were made to develop and launch new products and expand sales channels. At the same time, the business was managed with flexibility and resilience in response to changes in the market, and the goal of increasing the business value was aggressively pursued.

In the processed foods business, an expansion and strengthening of the product line-up, including the "Dai-ninki!" and "Imadoki Wazen" lines of frozen foods for the consumer market, as well as a business transfer in the chilled foods field in

Australia, helped boost the business scale. In addition, efforts were directed at improving profitability.

Our beverage business is run mainly by Japan Beverage Inc., which is our vending machine operation subsidiary. The business is set for a steady expansion, and strives to improve the efficiency in all aspects of the operation. The group aggressively developed and launched new products that emphasize differentiation, as evidenced by the start-up of a new brand Miss Parlor. The Miss Parlor brand, which consists of dessert-like beverages that contain milk and fruits, reinforces the core brands of Roots and Senoby.

Consequently, growth of the business scale of the processed foods business and an expansion of the beverage vending machine sales channels more than offset a contraction in the manual (non-vending machine) sales channels, and achieved net sales worth JPY 134.8 billion, a 8.6% increase from the previous semi-annual period. Operating income grew JPY3.0 billion from the previous semi-annual period, to 1.6 billion in contrast to operating loss of JPY 1.4 billion in the previous semi-annual period.

Other Businesses

Our other businesses reported net sales of JPY 30.0 billion, a 41.7% decrease from the previous semi-annual period, and operating income of JPY 5.9 billion, a 17.5% decrease from the previous semi-annual period notwithstanding efforts for efficient operations. The decreases were largely due to one-time revenue recognition, resulting from a sale by the real estate business in the previous semi-annual period.

In April of this year, the Company transferred all of the shares it owned in its three printing business-related subsidiaries, consisting of JT Pros Print Co., Ltd., Tokkyo Shiki Co., Ltd. and GB One Printing Co., Ltd., to Toppan Printing Co., Ltd.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
March 31, 2004 and September 30, 2004

	Millions of yen	
	September 30, 2004	*Increase/ (decrease)*
ASSETS	(Unaudited)	
	JPY	**JPY**
CURRENT ASSETS:	**1,467,633**	**(10,214)**
FIXED ASSETS:	**1,506,076**	**(45,074)**
Property, plant and equipment:	667,626	(40,594)
Buildings and structures	273,373	(26,164)
Machinery, equipment and vehicles	140,873	(1,216)
Land	175,012	(4,355)
Other	78,367	(8,857)
Intangible assets:	602,777	(7,728)
Goodwill	335,832	4,251
Trademarks	231,173	(14,425)
Other intangible assets	35,772	2,444
Investments and other assets:	235,672	3,248
DEFERRED ASSETS	**62**	**(21)**
TOTAL ASSETS	**JPY 2,973,772**	**JPY (55,310)**

	Millions of yen	
	September 30, 2004	*Increase/ (decrease)*
LIABILITIES	(Unaudited)	
	JPY	**JPY**
CURRENT LIABILITIES:	**647,245**	**(109,467)**
NON-CURRENT LIABILITIES:	**692,171**	**(18,437)**
TOTAL LIABILITIES	**1,339,417**	**(127,905)**
MINORITY INTERESTS	**56,311**	**2,487**
SHAREHOLDERS' EQUITY:		
COMMON STOCK	**100,000**	**-**
CAPITAL SURPLUS	**736,400**	**-**
RETAINED EARNINGS	**828,179**	**64,408**
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**13,723**	**(461)**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**(65,680)**	**6,159**
TREASURY STOCK	**(34,579)**	**-**
TOTAL SHAREHOLDERS' EQUITY	**1,578,043**	**70,106**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**JPY 2,973,772**	**JPY (55,310)**

Amounts are rounded down to the nearest JPY 1 million.

1. This decrease is mainly due to the Company's repayment of bonds.
   Amounts are rounded down to the nearest JPY 1 million.
2. This balance is between annual result as of 31 March 2004 and result of this semi-annual period.
3. This is the Balance between acquisition cost upon business acquisition and current value of stockholders' equity. It mainly arose upon acquisition of RJR International (currently JT International)
4. It is mainly from the trademark right of GFB such as CAMEL, Winston, and Salem which were acquired at the same time as

acquisition of RJR International (currently JT International).


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
(100 million yen)
6,457
6,060
5,507
5,117
6,235
4,244
7,984
3,812
7,892
2,446
FY2000
FY2001
FY2002
FY2003
FY2004 30 September
Cash and Marketable Securities
Interest-Bearing Debt

(Note)Cash and cash equivalnets = cash and deposits + marketable securities + commercial paper received under repurchase agreements
Interest-Bearing Debt = Short-term bank loans + bonds + long-term debt

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months ended September 30, 2003 and 2004 and for the year ended March 31, 2004

ons of yen

		Increase (decrease)
NET SALES	JPY 2,369,259	JPY 51,649
COST OF SALES	1,888,233	44,408
Gross profit	481,026	7,240
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	340,834	(4,097)
Operating income	140,191	11,338
NON-OPERATING INCOME:	8,873	4,318
NON -OPERATING EXPENSES:	11,237	(3,286)
Recurring profit	137,828	18,943
EXTRAORDINARY PROFIT:	51,457	42,979
EXTRAORDINARY LOSS:	71,330	(135,964)
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	117,955	197,887
INCOME TAXES (BENEFIT)	39,200	73,125
INCOME TAX – DEFERRED	-	-
MINORITY INTERESTS	3,700	479
NET INCOME (LOSS)	JPY 75,054	JPY 124,283

Amounts are rounded down to the nearest JPY 1 million.

1. This increase is mainly due to a revenue increase resulting from a list-price revision in July of last year in the domestic tobacco business, and growth of GFBs sales volumes in the international tobacco business.
2. This increase is mainly due to cost reduction in the domestic tobacco business and in others, a profit increase resulted from growth of GFBs in the international tobacco business, and completion of goodwill amortization in connection with the stock purchase of Torii Pharmaceutical Co., Ltd. in the pharmaceutical business.
3. This increase is due to recognition of extraordinary profit in connection with transfer of fixed assets (beneficial interest in trust) to Frontier Real Estate Investment Corp., and the absence of any such factors as an extraordinary loss worth JPY185.0 billion, resulting from a one-time charge for recognition of obligations under the Public Official Mutual Assistance Association Law to reflect accounting changes relating to the obligations under the Law.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months ended September 30, 2003 and 2004and for the year ended March 31, 2004

n

Increase (decrease)

OPERATING ACTIVITIES:		
Net cash provided by operating activities	**JPY 104,272**	**JPY (72,872)**
INVESTING ACTIVITIES:		
Net cash (used in) provided by investing activities	**192,930**	**241,971**
FINANCING ACTIVITIES:		
Net cash used in financing activities	**(145,421)**	**(92,614)**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**885**	**(197)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**152,667**	**76,286**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**601,661**	**(983)**
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF PERIOD	**-**	**(6,860)**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**JPY754,329**	**JPY68,442**

Amounts are rounded down to the nearest JPY 1 million.

1. This decrease is mainly due to a result of an increase in tobacco excise taxes payable during the previous semi-annual period, caused by a tobacco excise tax hike, which took effect in July of last year.
2. This increase is mainly due to conversion from short-term financial assets with maturity dates arriving more than three months to cash and cash equivalents through such means as redemption, and due to sales of beneficial interest in trust to Frontier Real Estate Investment Corp.
3. This is mainly due to the Company's repayment of bonds.

NON-CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
March 31, 2004 and September 30, 2004

	Millions of yen	
	March 31, 2004	*September 30,* 2004
ASSETS		(Unaudited)
	JPY	**JPY**
CURRENT ASSETS:	**989,485**	**951,085**
Cash and deposits	59,090	34,229
Trade notes	524	576
Accounts receivable	51,477	59,818
Marketable securities	23,561	3,509
Half-finished products	160,900	131,100
Raw material	99,285	76,779
Inventories	46,443	44,941
Deposit for cash management system	481,534	510,838
Other current assets	66,931	89,558
Allowance for doubtful accounts	(263)	(266)
FIXED ASSETS:	**1,619,727**	**1,573,889**
Property, plant and equipment:	485,601	454,943
Buildings and structures	229,383	206,887
Machinery, equipment and vehicles	68,735	68,215
Land	153,955	150,357
Other	33,526	29,482
Intangible assets:	177,043	160,446
Trademarks	150,868	136,736
Other intangible assets	26,174	23,710
Investments and other assets:	957,083	958,498
Shares of affiliated companies	769,041	765,318
Other	194,468	198,207
Allowance for doubtful accounts	(3,490)	(3,391)
Allowance for loss on investments	(2,937)	(1,636)
TOTAL ASSETS	**JPY 2,609,212**	**JPY 2,524,974**

	Millions of yen	
	March 31, 2004	*September 30, 2004*
LIABILITIES		(Unaudited)
	JPY	**JPY**
CURRENT LIABILITIES:	**475,156**	**359,265**
Accounts payable	16,397	20,409
Current portion of long-term borrowin	17,424	17,420
Current portion of bonds	122,000	-
National tobacco excise taxes payable	57,136	58,450
National tobacco special excise taxes ţ	14,987	15,332
Local tobacco excise taxes payable	71,160	71,333
Income taxes payable	28,669	27,650
Accrued employees' bonuses	21,050	20,839
Other current liabilities	126,331	127,829
NON-CURRENT LIABILITIES:	**576,579**	**563,793**
Bonds	150,000	150,000
Long-term borrowings	45,795	37,086
Liabilities for retirement benefits	326,704	322,410
Liabilities for retirement benefits for d corporate auditors	327	247
Other non-current liabilities	53,752	54,049
TOTAL LIABILITIES	**1,051,736**	**923,059**
SHAREHOLDERS' EQUITY:		
COMMON STOCK	**100,000**	**100,000**
CAPITAL SURPLUS	**736,400**	**736,400**
Capital surplus reserve	**736,400**	**736,400**
RETAINED EARNINGS	**744,134**	**788,639**
Earned surplus reserve	**18,776**	**18,776**
Voluntary reserve	**642,887**	**695,437**
Undivided profit at the end of this ţ	**82,469**	**74,426**
NET UNREALIZED GAINS ON II SECURITIES	**11,521**	**11,454**
TREASURY STOCK	**(34,579)**	**(34,579)**
TOTAL SHAREHOLDERS' EQUITY	**1,557,476**	**1,601,915**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**JPY 2,609,212**	**JPY 2,524,974**

NON-CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months ended September 30, 2003 and 2004 and for the year ended March 31, 2004

	Millions of yen			
	For the six months ended		*Increase/*	*For the year ended*
	September 30, 2003	*September 30, 2004*	*(decrease)*	*March 31, 2004*
	(Unaudited)	(Unaudited)		
NET SALES	**JPY 1,367,469**	**JPY 1,379,516**	**JPY 12,046**	**JPY 2,694,310**
COST OF SALES	**1,076,005**	**1,089,504**	**13,499**	**2,126,538**
Gross profit	**291,464**	**290,011**	**(1,452)**	**567,771**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**200,717**	**196,389**	**(4,327)**	**408,331**
Operating income	**90,747**	**93,622**	**2,874**	**159,439**
NON-OPERATING INCOME:	**4,473**	**9,407**	**4,934**	**15,205**
Interest income	161	212	50	364
Interest on marketable securities	69	53	(15)	136
Dividend income	1,482	5,259	3,777	8,093
Other	2,760	3,881	1,121	6,610
NON -OPERATING EXPENSES:	**11,359**	**6,483**	**(4,876)**	**20,324**
Interest expense	781	544	(236)	1,403
Bond interest	2,434	1,551	(883)	4,861
Other	8,143	4,387	(3,755)	14,060
Recurring profit	**83,860**	**96,546**	**12,685**	**154,320**
EXTRAORDINARY PROFIT:	**8,382**	**50,920**	**42,538**	**30,458**
EXTRAORDINARY LOSS:	**205,631**	**66,569**	**(139,062)**	**237,517**
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	**(113,389)**	**80,897**	**194,286**	**(52,738)**
INCOME TAXES (BENEFIT)	**(46,868)**	**26,507**	**73,375**	**47,495**
INCOME TAX – DEFERRED	**-**	**-**	**-**	**(70,700)**
NET INCOME (LOSS)	**JPY (66,520)**	**JPY 54,390**	**JPY 120,911**	**JPY (29,533)**
Surplus at the beginning of the period	20,003	20,035	32	20,003
Transfer to Unrestricted Retained Earnings	102,000	-	(102,000)	102,000
Interim dividend	-	-	-	10,000
Undivided profit at the end of this period	55,482	74,426	18,944	82,469

* Financial support for domestic leaf tobacco growers who incur losses due to abnormal weather conditions or calamities